

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2011

<u>Via E-mail</u>
Mr. Yongfei Chen
Acting Chief Financial Officer
China Sunergy Co., Ltd.
No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100 People's Republic of China

      Re: China Sunergy Co., Ltd.
              Form 20-F for the fiscal year ended December 31, 2010
              Filed April 29, 2011
              File No. 001-33433

Dear Mr. Chen:

        We have reviewed your response dated September 27, 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Yongfei Chen
China Sunergy Co., Ltd.
October 5, 2011
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Allowance for Doubtful Accounts, page 58

1.   With reference to your response to comment 3, in future filings, please disclose the resolution of the 2009 $7.3 million allowance for doubtful accounts similar to your response.

Warranty Costs, page 59

2.   With reference to your response to comment 7, in future filings, please disclose your obligations under the warranties and how you are required to remedy claims related to the guarantee of power generation capacity similar to your response.

Results of Operations

Gross profit, page 62

3.   Further to your response to prior comment 11, please explain in more detail the nature of the lower quality solar cells that are a by-product of solar cell production. Briefly explain the production process that creates these solar cells and tell us how you account for the solar cells and the related sales. We note from your response that these sales have negative gross margins of approximately 72%, inclusive of the impact of writing down the inventories on hand.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek at (202) 551-3641 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant